sappi

Sappi Limited

Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854

December 7, 2007

Ms. Jennifer Thompson
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
via facsimile (202) 772-9210

Re:	Sappi Limited -- November 26, 2007 Comment Letter File No. 1-14872

Dear Ms. Thompson:

On November 26, 2007, we received your comment letter via facsimile transmission regarding Sappi Limited’s Annual Report on Form 20-F for the fiscal year ended October 1, 2006, which was filed on December 15, 2006.  Because our fiscal year ended on September 30, 2007, and we finalized our South African annual report as of today, we have devoted substantial resources to the year-end activities.  Accordingly, we currently anticipate being able to provide you with a comprehensive and detailed response to the comments stated in the abovementioned comment letter by no later than December 19, 2007.

Thank you for your time and consideration with this matter.

Sincerely,

Laurence Newman,
Group Financial Controller